UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2019 (Report No. 6)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Pricing of Registered Direct Offering

On December 23, 2019, Safe-T Group Ltd. (the “Company”) entered into definitive agreements with accredited and institutional investors in connection with a registered direct offering, providing for the issuance of an aggregate of (i) 269,272 American depositary shares (“ADSs”) at a purchase price of $3.15 per ADS, and (ii) 260,281 pre-funded warrants each to purchase one ADS (“Pre-Funded Warrant”). The Pre-Funded Warrant will be sold at a price of $3.15 each, including the Pre-Funded Warrant exercise price of $0.001 per full ADS. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price.

Additionally, in a concurrent private placement, the Company will issue to the investors unregistered warrants to purchase an aggregate of 529,553 ADSs. The warrants will have a term of five and one-half years, be exercisable commencing six months from the issuance date, and have an exercise price of $3.30 per ADS.

The offering is expected to result in gross proceeds to Safe-T of approximately $1,667,829. The offering is expected to close on December 27, 2019, subject to customary closing conditions.

The ADSs to be issued in the Registered Direct Offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-235367) (the “Registration Statement”), which became effective on December 16, 2019. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Partial Exercise of Greenshoe

Pursuant to the Securities Purchase Agreement dated April 9, 2019 (the “April SPA”), by and between the Company and certain investors (the “Investors”), the Investors have a right, as extended by the Company’s board of directors, to purchase additional debentures on the same terms as the debentures issued under the April SPA until January 4, 2020 (the “Greenshoe Option”). On December 23, 2019, the Investors exercised an additional part of their Greenshoe Option, in connection with a convertible debenture in the aggregate principal amount of $1,332,171 (the “December Greenshoe Debentures”).

The December Greenshoe Debentures will have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. The December Greenshoe Debentures are convertible at $8.00, subject to adjustments. In addition, the Investors have a most favored nation right for a subsequent financing on better terms, for the term of the debentures, such that the Investors may convert into the subsequent financing on a dollar-for-dollar basis. The December Greenshoe Debentures transaction is expected to close on or about December 27, 2019.

Forward-Looking Statements

Certain statements in this report on Form 6-K are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” and “intend,” among others. For example, forward-looking statements include statements regarding the Offerings, the expected timing of the closing of the Offerings and the expected closing of the exercise of the December Greenshoe Debentures. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the closing of the Offerings and the December Greenshoe Debentures transaction being subject to various conditions and contingencies as are customary in similar transactions. If these conditions are not satisfied or the specified contingencies do not occur, the offering may not close. The Company does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in the Company’s filings. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This report on Form 6-K is incorporated by reference into the registration statements Form S-8 (File No. 333-233510) and Form F-3 (File Nos. 333-233724, 333-235367 and 333-235368) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Attached hereto and incorporated herein is the Registrant’s press release issued on December 23, 2019, titled “Safe-T Group Ltd. Announces Pricing of $1,677,278 Registered Direct Offering.”

Exhibit No.	Description

99.1	Press release issued by Safe-T Group Ltd. on December 23, 2019, titled “Safe-T Group Ltd. Announces Pricing of $1,677,278 Registered Direct Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: December 23, 2019

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